Via Facsimile and U.S. Mail
Mail Stop 4720

December 11, 2009

Mr. Michael D. Price
President and Chief Executive Officer
Platinum Underwriters Holdings, Ltd.
The Belvedere Building
69 Pitts Bay Road
Pembroke HM 08 Bermuda

Re: **Platinum Underwriters Holdings, Ltd.**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     File No. 001-31341

Dear Mr. Price:

     We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant